UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMarin Pharmaceutical, Inc.

File No. 000-26727 - CF#33322

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BioMarin Pharmaceutical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 7, 2016, as amended.

Based on representations by BioMarin Pharmaceutical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through January 1, 2026
Exhibit 2.2	through January 1, 2026
Exhibit 2.3	through January 1, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary